Mail Stop 4561

October 11, 2007

Kenneth A. Shewer
900 King Street
Suite 100
Rye Brook, NY 10573

   Re: Diversified Futures Trust I
     Form 10-K for Fiscal Year Ended December 31, 2006
     Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30,
     2007
     File No. 000-26004

Dear Mr. Shewer:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

   You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

          Sincerely,

          Linda VanDoorn
          Senior Assistant Chief Accountant